[NEW MEDIA LOTTERY SERVICES, INC. LETTERHEAD]

March 20, 2007

Mr. Robert Telewicz
Senior Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	New Media Lottery Services, Inc.
Form 10-KSB/A for Fiscal Year Ended April 30, 2006
Filed September 27, 2006
Forms 10-QSB for Fiscal Quarters Ended July 31 and October 31, 2006
Filed September 19 and December 20, 2006
File No. 0-49884

Dear Mr. Telewicz:

This letter sets forth the responses of New Media Lottery Services, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter dated February 22, 2007 to Randolph H. Brownell, III, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the above-referenced filings. We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the responses set forth below are responsive to your questions and comments.

Form 10-KSB/A for the fiscal year ended April 30, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
March 20, 2007
Page of 2 of 11

COMMENT:

1.
We note from your disclosure at page 26 that you engaged Ernst & Young - Ireland as auditors of NM-PLC in relation to the AIM offering. We further note from your disclosure at page 23 that all of the Company’s operations are conducted through NM-PLC and its wholly owned subsidiary New Media International. Please tell us if your independent accountants, Bouwhuis, Morrill & Company, relied on the work of Ernst & Young - Ireland in their audit of your consolidated financial statement. To the extent your auditors relied on the work of Ernst & Young - Ireland, explain to us how they considered the guidance in AU 543 in determining whether they should make reference to the work of other auditors in their report.

RESPONSE:

1.
We respectfully acknowledge the Staff’s comment and supplementally note, by way of clarification, that New Media Lottery Services plc (“NM-PLC”) engaged Ernst & Young - Ireland after the completion of the offering of securities listed on the AIM Market (the “AIM Offering”). NM-PLC utilized the services of UHY Hacker Young Chartered Accountants to audit that company’s financial statements for inclusion in the AIM admission document. After completion of the AIM Offering, NM-PLC engaged Ernst & Young - Ireland to audit the company’s financial statements in connection with its ongoing disclosure obligations under the rules published by London Stock Exchange governing admission to and the operation of AIM (the “AIM Rules”).

A representative of the Company’s independent auditor, Bouwhuis, Morrill & Company, has advised the Company that said accounting firm did not rely on the work of Ernst & Young - Ireland.

Consolidated Statements of Cash Flows, page F-7

COMMENT:

2.
We note your disclosure here that gross proceeds from issuance of common stock was $3,517,908 and common stock offering costs were $1,300,299. Please tell us how these amounts relate to the net proceeds of $3,177,194 per page 12 and of $2,876,271 per page 22.

RESPONSE:

2.
We respectfully acknowledge the Staff’s comment and supplementally note that the inclusion in the 10-KSB/A on page 26 of the amount $2,876,271 represents an editing error. The dollar amount in question was misreported in the original Form 10-KSB filed with the Commission on August 15, 2006, and should have been reported as $2,896,271. In the course of preparing the Form 10-KSB/A to change that dollar amount, among others, the reasons for which are explained in the Form 10-KSB/A, the Company performed a global search of the original Form 10-KSB to locate the number $2,896,271 and change it to $3,177, 194. The search tool did not recognize the $2,876,271 figure and the figure never was changed. Subsequent review and editing of the document did not uncover the incorrect figure and the number remained in the Form 10-KSB/A as filed with the Commission.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
March 20, 2007
Page of 3 of 11

The difference between gross proceeds of $3,517,908 and net proceeds of $3,177,194 is the $340,714 brokerage commission.

COMMENT:

3.
Further to the previous comment, please tell us if any of the $1,300,299 in offering costs represent indirect offering costs that were expensed as incurred. In this respect, we note your disclosure at page 25 that a significant portion of your general and administrative expenses were incurred in connection with the AIM offering. If any of these amounts are indirect offering costs, tell us how you consider whether such amounts are operating, rather than financing, cash flows. Refer to paragraphs 18 through 23 of SFAS 95.

RESPONSE:

3.
We respectfully acknowledge the Staff’s comment and note that the $1,300,299 represents the direct offering costs associated with the AIM Offering. In support of our position, we rely on SFAS 95, paragraph 19(a), which indicates that proceeds from equity issuances constitute cash flows from financing activities. The $3,517, 908 received by NM-PLC represents the gross proceeds from the issuance of equity instruments and is required to be reported within cash flows from financing activities. We further advise the Staff that the $1,300,299 direct offering costs were shown separately from the gross proceeds. Together, the $3,517,908 gross proceeds and the $1,300,299 direct offering costs equal the net proceeds credited to NM-PLC stockholder’s equity.

The disclosure on page 25 was an incorrect statement regarding the general and administrative expenses connected to the AIM offering. General and administrative expenses increased for the year ended April 30, 2006 over the year ended April 30, 2005 by $567,206. This $567,206 increase is detailed below:

Salaries and Related Taxes	$393,724
Insurance	17,662
Travel	67,098
Telephone	6,096
Other	82,627
Total	$567,206

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
March 20, 2007
Page of 4 of 11

COMMENT:

4.	Please explain the difference between the common stock issued for note payable disclosed here of $2,785,981 and the amount per the Consolidated Statements of Stockholders’ Deficit of $3,086,699.

RESPONSE:

4.
We respectfully acknowledge the Staff’s comment and supplementally note that the amount shown on Page F-5 includes $300,717 in accrued interest on the debt instrument whereas the amount shown on page F-7 represents only the principal amount of the debt instrument.

Note 2, Significant Accounting Policies, page F-8

General

COMMENT:

5.
Please tell us, and in future filings revise to disclose, your accounting policies for recognizing revenues and related expenses. Your policy should address each revenue stream in your operations, related expenses incurred and the period in which such amounts are recorded. In addition, please specifically address the situations in which you provide funds to implement a lottery and are repaid from lottery proceeds, as discussed at pages 7 and 9.

RESPONSE:

5.
We respectfully note the Staff’s comment and advise you that currently the Company generates revenues solely from gross sales of lottery tickets by its client’s lotteries. From said revenues, in accordance with its contracts with its clients, all discounts, refunds, and adjustments are settled inclusive in the commission. The balance is distributed between our client and us in accordance with the provisions of our contracts with our clients, which may vary from client to client, and our net revenues may be deemed to be a “commission.”

In consideration of the Staff’s comment, we will revise future filings to disclose the Company’s accounting policies for recognizing revenues and related expenses. Set forth below is an example of the footnote substantially in the form we will add to our financial statements in response to your comment:

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
March 20, 2007
Page of 5 of 11

“Revenue Recognition - The Company recognizes a contracted monthly commission based on the lottery’s financial performance. All discounts, refunds, adjustments are settled inclusive in the commission”.

We propose that the disclosure in the MD&A section as it relates to the Company’s revenue recognition will read substantially as follows:

“The Company generates revenues solely from gross sales of lottery tickets by its client’s lotteries. From said revenues, in accordance with its contracts with its clients, all discounts, refunds, and adjustments are settled inclusive in the commission. The balance is distributed between our client and us in accordance with the provisions of our contracts with our clients, which may vary from client to client, and our net revenues may be deemed to be a ‘commission’.”

Additionally, the Company will, in certain contracts, advance marketing costs and prize seeding funds to a lottery. To the extent the Company reasonably anticipates repayment, these advanced funds are recorded as an asset. Where repayment is not ascertainable, these advanced funds are expensed. For lotteries where marketing funds and prize seeding are expensed, any repayment of those funds will be recognized as revenue upon receipt.

COMMENT:

6.
Please tell us, and in future filings revise to disclose, your policy for accounting for foreign currency translation and foreign currency transactions. Additionally, explain to us why your foreign currency adjustments were calculated using the exchange rate in effect as of March 17, 2006. Include reference to the accounting literature upon which your policies are based.

RESPONSE:

6.
We respectfully acknowledge the Staff’s comment and note that the Company’s policy for accounting for foreign currency translation and foreign currency transactions, in conformity with the requirements of SFAS 52, paragraphs 30 through 32, is as follows:

In consideration of the Staff’s comment, we will revise future filings to disclose the Company’s policy for accounting for foreign currency translation and foreign currency transactions by including disclosure both in the narrative portion of the report in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Foreign Currency Translation” and in a footnote to the financial statements that incorporates the information.

We propose that the disclosure in the MD&A section as it relates to the Company’s policy for accounting for foreign currency translation and foreign currency transactions will read substantially as follows:

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
March 20, 2007
Page of 6 of 11

“The Company’s foreign currency translation policy is that for all significant non-U.S. operations, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end or historical exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are reported in accumulated other comprehensive loss, a separate component of stockholders' deficit.”

Proposed addition to Note 2 - Significant Accounting Policies:

“For all significant non-U.S. operations, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end or historical exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are reported in accumulated other comprehensive loss, a separate component of stockholders' deficit.”

We respectfully acknowledge the Staff’s comment as it relates to why the Company’s foreign currency adjustments were calculated using the currency exchange rate in effect on March 17, 2006 and advise the Staff that the Company’s use of the currency exchange rate on page 1 of the Form 10-KSB/A on said date was solely in connection with the proceeds derived from the sale of securities in the AIM Offering because, in accordance with SFAS-52, the cash derived from the AIM Offering was a balance sheet item that is converted into US Dollars on the transaction date, i.e., the closing of the AIM Offering.

2e, Property and Equipment, page F-9

COMMENT:

7.
Please tell us your policy related to the capitalization and amortization of software costs. Include references to the accounting literature that you relied upon. Tell us what consideration you have given to disclosing your policy in your financial statements.

RESPONSE:

7.
We respectfully acknowledge the Staff’s comment and advise you that the Company relies on SOP No. 98-1 for guidance in accounting for the capitalization and amortization of software costs. In view of the principles enumerated in SOP No. 98-1, the Company’s policy in respect of accounting for the capitalization and amortization of software costs encompass the following:

The Company purchases software for internal use and capitalizes it as a long-lived asset. Beginning with the software’s operation, the capitalized software cost was amortized on a straight-line basis over the period that the Company expected a benefit.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
March 20, 2007
Page of 7 of 11

All acquired software at April 30, 2006 was amortized using a three year life. Management will frequently reassess the useful life giving consideration to obsolescence, competition and other factors.

In consideration of the Staff’s comment, we will revise future filings to disclose the Company’s policy for accounting for the capitalization and amortization of software costs by adding a footnote to the financial statements substantially in the following form:

“2e. Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives.  Computer software acquired for internal use is capitalized and amortized using the straight-line method over the software’s expected useful life.  When assets are disposed of, the cost and accumulated depreciation and amortization (net book value of the assets) are eliminated and any resultant gain or loss reflected accordingly. Betterments and improvements are capitalized over their estimated useful lives whereas repairs and maintenance expenditures on the assets are charged to expense as incurred.

Asset Class	Life	2006
Computer Equipment	3 Years	$83,712
Furniture & Equipment	7 Years	10,377
Computer Software	3 Years	285,617
Less - Accumulated Depreciation & Amortization		(130,201)
Net Property and Equipment		$249,505

Depreciation and amortization expense for the years ended April 30, 2006 and 2005 was $115,046 and $13,506, respectively.”

2f. Basic Net Loss per Share of Common Stock, page F-9

COMMENT:

8.	In future filings, please revise to disclose the number of potentially dilutive securities outstanding. Refer to paragraph 40(c) of SFAS 128.

RESPONSE:

8.
In consideration of the Staff’s comment, we will revise future filings to disclose the number of potentially dilutive securities outstanding, in view of guidance provided in paragraph 40(c) of SFAS 128, and include a footnote to the financial statements substantially in the following form:

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
March 20, 2007
Page of 8 of 11

“The Company has issued the following securities that could potentially dilute basic earnings per share in the future that are not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period ended April 30, 2006.

Options	2,875,000	shares
Warrants	200,000	shares”

2i. Principles of Consolidation, page F-11

COMMENT:

9.
We note that you have consolidated your Brazilian joint venture under FIN 46(R). Please tell us how you considered the need to provide the disclosures required by paragraphs 23 through 26 of FIN 46(R). Additionally, please provide us with the disclosure information required by paragraphs 23 through 26 of FIN 46(R) for this joint venture as of April 30, 2006.

RESPONSE:

9.
We respectfully acknowledge the Staff’s comment and advise you that the Company considered the factors set forth below in making its determination to provide the disclosure required by paragraphs 23 through 26 of FIN 46(R) in connection with the consolidation of its Brazilian joint venture into the Company’s financial statements:

Factors Name		Company Analysis
Nature	-	Joint Venture.
Purpose	-	Joint Ventures’ assets and sales at April 30, 2006 are $57,295 and $5,929, respectively.
Size	-	Joint ventures’ assets and sales at April 30, 2006 are $57,295 and $5,929, respectively.
Activities	-	Continuing efforts to develop and maintain a lottery in Brazil.
Collateral Obligations	-	The Company does not provide collateral or guarantee any of Brazil’s obligations.
Recourse	-	Brazil’s creditors and beneficial interest holders lack recourse to the Company.
Company’s Involvement	-	Beginning in July 2005, the Company provides the Brazilian venture with proprietary software and lottery expertise.
Exposure	-	The Company has loaned the joint venture $110,000 which is their maximum loss exposure and would be considered material by the Company.

Based on the above circumstances, management’s assessment was that there was sufficient control of the Brazilian venture to consolidate its operations under FIN46(R).

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
March 20, 2007
Page of 9 of 11

In consideration of the Staff’s comment, we will revise future filings to disclose the information required by paragraphs 23 through 26 of FIN 46(R) information in a footnote to the financial statements substantially in the following form:

Note - CONSOLIDATION OF VARIABLE INTEREST ENTITY

“Effective April 5, 2006, the Company adopted FIN 46(R), resulting in the consolidation of its fifty percent interest in it’s Brazilian joint venture (“JV”). In accordance with the pronouncement, JV is considered a variable interest entity and the Company its primary beneficiary. Accordingly, the Company has consolidated JV and eliminated all intercompany transactions. JV was founded on June 22, 2005 by the Company and its joint venture partners to develop and maintain a lottery in Brazil (the “Project”).

In exchange for agreeing to contribute funds, software and lottery expertise to the JV, the Company was issued a fifty percent equity interest in JV. The Company also has provided the majority of JV’s financial support through loans. Members of the Company’s management team effectively control the JV by exercising control over all funds loaned to the JV. The Company also participates in decisions pertaining to the JV.

The total equity investment at risk in JV will be insufficient to accomplish, in its entirety, the scope of the Project and, therefore, will require additional subordinated support in the foreseeable future. In addition, the Company is anticipated to absorb a majority of JV’s expected losses.”

EXHIBITS

Exhibits 31.1 and 31.2

COMMENT:

10.
We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that;” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certification in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence. Please provide such confirmation in relation to the certifications in your Form 10-KSB as well as for the certifications in your Forms 10-QSB for the quarters ended July 31 and October 31, 2006.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
March 20, 2007
Page of 10 of 11

RESPONSE:

10.
We respectfully acknowledge the Staff’s comment and confirm to the Staff that the Company’s officers signed the certifications filed as Exhibits 31.1 and 31.2 in a personal capacity in each of the following reports:

▪	Form 10-KSB as filed with the Commission on August 15, 2006;
▪	Form 10-KSB/A as filed with the Commission on September 27, 2006;
▪	Form 10-QSB for the quarter ended July 31, 2006 as filed with the Commission on September 9, 2006; and
▪	Form 10-QSB for the quarter ended October 31, 2006 as as filed with the Commission on December 20, 2006

In consideration of the Staff’s comment, we will revise the certifications filed as Exhibits 31.1 and 31.2 in all future filings to exclude the title of the certifying officer from the opening sentence of said certification.

COMMENT:

11.
We note that you refer to the “Annual Report” in paragraphs 2, 3, and 4 of your certification. In future filings, please revise to refer to the “report,” rather than the “annual report,” consistent with the language set forth in Item 601(b)(31) of Regulation S-B.

RESPONSE:

11.
In consideration of the Staff’s comment, we will revise paragraphs 2, 3, and 4 of the certifications filed as Exhibits 31.1 and 31.2 in all future filings to limit the reference to the “report,” consistent with Item 601(b)(31) of Regulation SB.

COMMENT:

12.
In all future filings, please revise to include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d), consistent with the language set forth in Item 601(b)(31) of Regulation S-b.

RESPONSE:

12.
In consideration of the Staff’s comment, we will revise the language in paragraph 4(d) of the certifications filed as Exhibits 31.1 and 31.2 in all future filings to include the language “(the registrant’s fourth fiscal quarter in the case of an annual report),” consistent with Item 601(b)(31) of Regulation SB.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
March 20, 2007
Page of 11 of 11

Form 10-QSB for the fiscal quarter ended October 31, 2006

Financial Statements

Note 3 - Material Events, page 6

COMMENT:

13.
Please tell us how you accounted for the 200,000 shares of NMLS Plc. issued to LVGI and the 50,000 shares issued to Tony Caporicci during the quarter ended October 31, 2006. In your response include an explanation of how you determined the fair value of the shares issued. Cite any relevant accounting literature in your response.

RESPONSE:

13.
We respectfully acknowledge the Staff’s comment and advise you that the securities issued to LVGI and Tony Caporicci comprised common shares of NM-PLC (the Company’s Irish subsidiary). In view thereof, the Company’s financial statements do not reflect the issuance of the shares except to the extent of changes in minority ownership. Accordingly, we do not believe that an explanation of how the Company determined the fair value of the shares issued to be relevant.

The Company, in conjunction with its counsel and its auditors, has worked diligently to respond to your comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns you may have had. If you wish to discuss this letter, or if you have further questions, please feel free to call me at (540) 437-1688.

Very truly yours,
/s/ Randolph H. Brownell III
Chief Operating Officer and Chief Financial Officer
New Media Lottery Services, Inc.